Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fox Chase Bancorp, Inc:
We consent to the incorporation by reference in the registration statement (No. 333‑167942, No. 333-167941 and No. 333-176398) on Form S-8 of Fox Chase Bancorp, Inc. of our reports dated March 6, 2015, with respect to the consolidated statements of condition of Fox Chase Bancorp, Inc. and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of Fox Chase Bancorp, Inc.

/s/ KPMG LLP
Philadelphia, Pennsylvania
March 6, 2015